Exhibit 99.5

WIPRO LIMITED
CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru - 560035, India
Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054
AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2019
UNDER IFRS (IASB)
(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		June 30, 2019	March 31, 2019	June 30, 2018	March 31, 2019
	Income from operations

	a) Revenue	147,161	150,063	139,777	585,845
	b) Other operating income	699	1,546	2,529	4,344
	c) Foreign exchange gains/(losses), net	858	316	771	3,215

I	Total income from operations	148,718	151,925	143,077	593,404

	Expenses
	a) Purchase of stock-in-trade	2,984	3,340	4,650	14,073
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(233)	(37)	(473)	(673)
	c) Employee benefit expense	77,476	77,387	72,042	299,774
	d) Depreciation, amortisation and impairment	4,955	5,595	4,337	19,474
	e) Sub-contracting/ technical fees	22,563	23,934	22,443	94,725
	f) Facility expenses	4,733	5,838	5,834	22,213
	g) Travel	4,633	4,463	4,445	17,768
	h) Communication	1,136	1,097	1,320	4,561
	i) Legal and professional fees	1,096	630	1,171	4,361
	j) Marketing and brand building	772	744	709	2,714
	k) Other expenses	3,230	1,614	3,293	14,504

II	Total expenses	123,345	124,605	119,771	493,494

III	Finance expenses	1,584	2,530	1,649	7,375
IV	Finance and Other Income	6,947	7,228	5,197	22,923
V	Share of net profit /(loss) of associates accounted for using the equity method	(16)	(17)	(53)	(43)

VI	Profit before tax [I-II-III+IV+V]	30,720	32,001	26,801	115,415

VII	Tax expense	6,699	7,064	5,865	25,242

VIII	Net profit for the period [VI-VII]	24,021	24,937	20,936	90,173

IX	Total Other comprehensive income	1,290	1,008	(2,635)	1,023

	Total comprehensive income for the period [VIII+IX]	25,311	25,945	18,301	91,196

X	Profit for the period attributable to:
	Equity holders of the Company	23,874	24,833	21,206	90,031
	Non-controlling Interest	147	104	(270)	142

		24,021	24,937	20,936	90,173

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	25,178	25,871	18,487	90,945
	Non-controlling Interest	133	74	(186)	251

		25,311	25,945	18,301	91,196

XI	Paid up equity share capital
	(Face value ₹ 2 per share)	12,071	12,068	9,048	12,068

XII	Reserves excluding revaluation reserves and Non-Controlling Interest as per balance sheet of previous accounting period				556,048

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended period is not annualized)
	Basic (in ₹)	3.97	4.13	3.53	14.99
	Diluted (in ₹)	3.96	4.12	3.53	14.95

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2019 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2019. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 16 – Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, using modified retrospective method. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 16, did not have any material impact on the consolidated results for three months ended June 30, 2019.

4.	List of subsidiaries and equity accounted investees as at June 30, 2019 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, LLC	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania

Wipro Cyprus SE			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland

	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
		Wipro Technologies SA	Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH **	Austria

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria

HealthPlan Services, Inc. **			USA
	HealthPlan Services Insurance Agency, LLC		USA

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

As at June 30, 2019 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity		Country of incorporation
Wipro Equity Reward Trust		India
Wipro Foundation		India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2019, March 31, 2019 and June 30, 2018, and the year ended March 31, 2019 is as follows:

Particulars	Three months ended			Year ended
	June 30, 2019	March 31, 2019	June 30, 2018	March 31, 2019
	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,395	46,043	39,994	175,262
Health BU	18,871	19,288	18,200	75,081
CBU	22,366	23,667	20,596	89,313
ENU	18,432	18,628	17,099	72,830
TECH	18,660	18,402	19,504	76,591
MFG	11,336	11,551	11,247	46,496
COMM	8,454	8,286	7,710	32,680

Total of IT Services	143,514	145,865	134,350	568,253
IT Products	2,409	2,759	3,532	12,312
ISRE	2,143	1,787	2,653	8,544
Reconciling Items	(47)	(32)	13	(49)

Total Revenue	148,019	150,379	140,548	589,060

Other operating Income
IT Services	699	1,546	2,529	4,344

Total Other Operating Income	699	1,546	2,529	4,344

Segment Result
IT Services
BFSI	9,335	9,649	7,220	33,831
Health BU	2,929	1,940	2,076	8,638
CBU	3,506	4,716	2,608	16,828
ENU	2,196	2,787	2,731	7,081
TECH	3,526	3,031	4,064	15,916
MFG	2,092	2,262	1,398	8,327
COMM	1,518	985	758	4,396
Unallocated	720	1,161	695	3,142
Other Operating Income	699	1,546	2,529	4,344

Total of IT Services	26,521	28,077	24,079	102,503

IT Products	(407)	(93)	(740)	(1,047)
ISRE	(636)	(775)	(111)	(1,829)
Reconciling Items	(105)	111	78	283

Total	25,373	27,320	23,306	99,910
Finance Expense	(1,584)	(2,530)	(1,649)	(7,375)
Finance and Other Income	6,947	7,228	5,197	22,923
Share of net profit /(loss) of associates accounted for using the equity method	(16)	(17)	(53)	(43)

Profit before tax	30,720	32,001	26,801	115,415

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 858, ₹ 316 and ₹ 771 for the three months ended June 30, 2019, March 31, 2019, and June 30, 2018, respectively and ₹ 3,215 for the year ended March 31, 2019, which is reported as a part of “Other income” in the statement of profit and loss.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Other Operating income amounting to ₹ 699, ₹ 1,546 and ₹ 2,529 is included as part of IT Services segment results for the three months ended June 30, 2019, March 31, 2019, and June 30, 2018, respectively and ₹ 4,344 for the year ended March 31, 2019. Refer Note 6.

6.	Other operating income

Three months ended June 30, 2019

During the period ended June 30, 2019, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹ 102 has been recognized under Other operating income.

During the period ended June 30, 2019, the Company has partially met the first-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 597 is recognized under Other operating income.

Three months ended June 30, 2018

Sale of hosted data center services business: During the period ended June 30, 2018, the Company had concluded the divestment of its hosted data center services business in United States, Germany, Singapore and United Kingdom.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	24,668
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,257)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,542

In accordance with the sale agreement, the Company paid ₹ 3,766 to subscribe for units issued by the buyer and received cash consideration of ₹ 27,360. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted represents cash proceeds of ₹ 23,594 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the three months ended June 30, 2018, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

For the Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration is ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the

Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted of ₹ 24,358 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Sale of Workday and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company has concluded the Sale of Workday and Cornerstone OnDemand business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹ 4,893 and intangible assets of ₹ 740)		5,475
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on sale	₹	1,249

These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

7.	Buyback of equity shares

On April 16, 2019, the Board of Directors approved a proposal to buyback up to 323,076,923 equity shares of ₹ 2 each (representing 5.35% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 325 per equity share for an aggregate amount not exceeding ₹ 105,000 million (“Buyback”) in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy-back of Securities) Regulations, 2018 (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback through postal ballot (including e-voting) on June 1, 2019 and June 21, 2019 was fixed as the record date for the buyback. In accordance with the provisions of the Buyback Regulations, the Company filed the draft letter of offer for the Buyback with SEBI on June 12, 2019 and is awaiting comments on the same.

8.

On June 4, 2019, the Company entered into a definitive agreement to acquire International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company for a consideration of US$ 45 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending September 30, 2019.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bengaluru Date: July 17, 2019	Executive Chairman & Managing Director